UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

URBAN OUTFITTERS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-22754	23-2003332
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5000 South Broad Street, Philadelphia, PA		19112
(Address of principal executive offices)		(Zip code)

Francis J. Conforti

Chief Financial Officer

(215) 454-5500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Conflict Minerals Report for the calendar year ended December 31, 2017 filed herewith as Exhibit 1.01, is available on Urban Outfitters, Inc.’s website at www.urbn.com/investor-relations (click on the “Conflict Minerals Report” link in the Responsible Sourcing section of the website). The information contained on Urban Outfitters, Inc.’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02. Exhibit.

The Conflict Minerals Report required by Item 1.01 is filed herewith as Exhibit 1.01. See Item 2.01 below.

Section 2 – Exhibits

Item 2.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Urban Outfitters, Inc.

By:	/s/ Francis J. Conforti	May 31, 2018
	Francis J. Conforti	(Date)
Chief Financial Officer